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n.a. 8/19

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 2009
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45147

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: METCAP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 LEXINGTON AVENUE, 10TH FLLOR
(No. and Street)

NEW YORK (City) NY (State) 10174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Murray Forman 212-370-3933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 18/2

OATH OR AFFIRMATION

I, MURRAY FORMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of METCAP SECURITIES, LLC, as of JANUARY 29, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager
Title

Notary Public

ALAN M. BLECHER
Notary Public, State of New York
No. 31-4991917
Qualified in New York County
Commission Expires February 18, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METCAP SECURITIES, LLC
(A Limited Liability Company)

TABLE OF CONTENTS

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Member
MetCap Securities, LLC

We have audited the accompanying statement of financial condition of MetCap Securities, LLC, a wholly owned subsidiary of MetCap Holding LLC, as of December 31, 2008 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MetCap Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, New York
January 29, 2009

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

MetCap Securities, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	66,150
Prepaid Expenses		3,195
Total Assets	$	69,345
Liabilities and Member's Equity		
Accounts Payable	$	3,855
Accrued Expenses		15,000
Total Liabilities		18,855
Member's Equity		50,490
Total Liabilities and Member's Equity	$	69,345

See accompanying notes to financial statements.

MetCap Securities, LLC
(A Limited Liability Company)
Statement of Operations
For the Year Ended December 31, 2008

Revenues	
Advisory Fees	$ 114,228
	114,228
Expenses	
Compensation and Related Benefits	180,000
Professional Fees	46,500
Telephone Expense	15,321
Other Expenses	3,703
	245,524
Net Loss	$ (131,296)

See accompanying notes to financial statements.

MetCap Securities, LLC
(A Limited Liability Company)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

Member's Equity - Beginning Balance	$	181,786
Net Loss		(131,296)
Member's Equity - Ending Balance	$	50,490

See accompanying notes to financial statements.

MetCap Securities, LLC
(A Limited Liability Company)
Statements of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net Loss	$ (131,296)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash attributable to changes in assets and liabilities:	
Prepaid expenses	(2,080)
Accounts payable	3,155
Accrued expenses	2,500
Net cash used by operating activities	(127,721)
Net decrease in cash	(127,721)
Cash at beginning of year	193,871
Cash at end of year	$ 66,150

See accompanying notes to financial statements.

METCAP SECURITIES, LLC
(A Limited Liability Company)

Notes to Financial Statements

December 31, 2008

NOTE 1: NATURE OF BUSINESS

MetCap Securities, LLC (the "Company") is a New York limited liability company and is wholly owned by MetCap Holding, LLC (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations are primarily comprised of management advisory services and private placement of securities.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advisory Fees, Private Placement Fees and Commissions

Advisory fees and private placement fees are recorded in accordance with the terms of the agreements.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, its Sole Member reports the Company's income or loss on its income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: EXEMPTION FROM RULE 15c3-3

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

METCAP SECURITIES, LLC
(A Limited Liability Company)

Notes to Financial Statements

December 31, 2008

NOTE 4: NET CAPITAL REQUIREMENT

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $47,000 which was approximately $42,000 in excess of its minimum requirement of $5,000.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company's owner provides it with office space on a rent-free basis.

NOTE 6: CONCENTRATIONS

The Company maintains a cash account with a bank, which is insured for $250,000 by the Federal Deposit Insurance Corporation. At times, the Company's cash balance may be in excess of the FDIC limit.

The Company earned advisory fees from one client in the amount of $114,228 which accounted for 100% of revenues.

MetCap Securities, LLC
(A Limited Liability Company)
Supplementary Information
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Member's Equity		$ 50,490
Less nonallowable assets, prepaid expenses		(3,195)
Net Capital		$ 47,295
Aggregate indebtedness		$ 18,855
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 1,258
Minimum new capital required under SEC Rule 15c3-1		$ 5,000
Excess net capital ($47,295 - $5,000)		$ 42,295
Percentage of aggregate indebtedness to net capital	$ 18,855 / $ 47,295	40%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited form X-17A-5 Part II - A filing as of December 31, 2008

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5(G) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
MetCap Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of MetCap Securities, LLC (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, New York
January 29, 2009